                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10 )*
                                           --

                               Saul Centers, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  804395 10 1
           --------------------------------------------------------
                                 (CUSIP Number)


                    Henry Ravenel, Jr., 8401 Connecticut Ave.
                      Chevy Chase, MD 20815 (301) 986-6207
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 31, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 21 Pages
                                        --

CUSIP No. 804395 10 1             SCHEDULE 13D            Page  2  of 21  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

              B. FRANCIS SAUL II
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
              SC, 00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                    / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING                   7,077
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER
                                     2,643,880
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER
                                     7,077
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER
                                     2,643,880
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,650,957
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
           IN
-------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 OF 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 804395 10 1         SCHEDULE 13D                Page  3  of  21 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

              FRANKLIN PROPERTY COMPANY
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
              SC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                    / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

              MARYLAND
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING                   114,355
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER
                                     114,355
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           114,355
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 OF 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 804395 10 1         SCHEDULE 13D                Page  4  of  21 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

              WESTMINSTER INVESTING COMPANY
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
              SC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                    /x/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING                   374,030
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER
                                     374,030
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           374,030
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 OF 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 804395 10 1         SCHEDULE 13D                Page  5  of  21 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

              VAN NESS SQUARE CORPORATION
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
              SC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                    /x/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

              MARYLAND
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING                   54
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER
                                     54
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           54
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 OF 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 804395 10 1         SCHEDULE 13D                 Page  6  of  21 Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

              B.F. SAUL REAL ESTATE INVESTMENT TRUST
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
              SC, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                    / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

              MARYLAND
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING                   1,447,632
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER
                                     1,447,632
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,447,632
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
           00
-------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 OF 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 7 of 21 Pages

                                   AMENDMENT NO. 10
                                   ----------------
                                          TO
                                          --
                                     SCHEDULE 13D
                                     ------------

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to shares of common stock of Saul Centers, Inc. (the "Common Stock"). The name of the issuer and the address of the principal executive offices of the issuer of the Common Stock is Saul Centers, Inc. ("Saul Centers" or the "Issuer"), 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

ITEM 2.  IDENTITY AND BACKGROUND.

    This statement is filed by (1) B. Francis Saul II, (2) Franklin Property Company, (3) Westminster Investing Corporation, (4) Van Ness Square Corporation and (5) B. F. Saul Real Estate Investment Trust, all or some of whom may be considered a group for the purposes of Rule 13d-1. Franklin Property Company, Westminster Investing Corporation, and Van Ness Square Corporation are hereinafter referred to collectively as the "Corporations."

    B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) the Issuer, (ii) B. F. Saul Company (the "Saul Company"), (iii) B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). Mr. Saul's business address and that of each of the foregoing entities is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 (except Chevy Chase which is located at 7926 Jones Branch Drive, McLean, Virginia 22102). The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

    Franklin Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

    Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

    Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

    The address of the principal business and principal office of each of the Corporations is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                           Page 8 of 21 Pages

    Information about the directors and executive officers of each of the Corporations and the Saul Trust is set forth in the table appearing on the following pages. B. Francis Saul II is ultimately in control of each of the Corporations and the Saul Trust.

FRANKLIN PROPERTY COMPANY
-------------------------

                        Position with Company and Present
Name(1)                 Principal Occupation if Different
-----                   ---------------------------------
Philip D. Caraci        President and Director; President and Director, Saul
                        Centers, Inc.; Executive Vice President, B.F.
                        Saul Company; Senior Vice President, B.F. Saul Real
                        Estate Investment Trust

Ross E. Heasley         Vice President and Director; Senior Vice President, B.
                        F. Saul Company; Vice President, B. F. Saul Real Estate
                        Investment Trust; Vice President and Assistant
                        Secretary, Saul Centers, Inc.

Patricia E. Clark       Secretary and Director; Assistant Vice President and
                        Secretary, B. F. Saul Company

Henry C. Parrish III    Senior Vice President; Vice President, B. F. Saul
                        Company; Assistant Vice President, B. F. Saul Real
                        Estate Investment Trust

William K. Albright     Vice President and Treasurer; Vice President and
                        Treasurer, B. F. Saul Company and B. F. Saul Real
                        Estate Investment Trust; Vice President and Assistant
                        Treasurer, Saul Centers, Inc.

Mark G. Carrier         Vice President; Vice President, B. F. Saul Company;
                        Assistant Vice President, B. F. Saul Real Estate
                        Investment Trust

J. Roger Ellison        Vice President; Vice President, B.F. Saul Company

-----------
(1) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                           Page 9 of 21 Pages

James P. Sprouse        Vice President; Vice President, B. F. Saul Company;
                        Assistant Vice President, B. F. Saul Real Estate
                        Investment Trust

Ernest R. Pivonka       Vice President; Vice President, B. F. Saul Company

Merle F. Sustersich     Vice President; Vice President, B. F. Saul Company

Bryon S. Barlow         Vice President; Vice President, B. F. Saul Company

WESTMINSTER INVESTING CORPORATION
---------------------------------

                        Position with Company and Present
Name(2)                 Principal Occupation if Different
-----                   ---------------------------------
B. Francis Saul II      Director, Chairman of the Board and President; Chairman
                        of the Board and Chief Executive Officer, Saul Centers,
                        Inc.; Chairman of the Board, B. F. Saul Company, B. F.
                        Saul Real Estate Investment Trust, Chevy Chase Bank,
                        F.S.B.

B. Francis Saul III     Executive Vice President and Director

George M. Rogers,       Secretary and Director; Partner, Shaw, Pittman, Potts &
Jr.(3)                  Trowbridge

William F. Anhut, Jr.   Vice President and Treasurer

-----------
(2) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(3) Mr. Rogers' business address is Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037.

                                                           Page 10 of 21 Pages

VAN NESS SQUARE CORPORATION
---------------------------

                        Position with Company and Present
Name(4)                 Principal Occupation if Different
-----                   ---------------------------------

B. Francis Saul II      Director and Chairman; Chairman of the Board and Chief
                        Executive officer, Saul Centers, Inc.; Chairman of the
                        Board, B. F. Saul Company, B. F. Saul Real Estate
                        Investment Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III     President, Secretary and Director; Executive Vice
                        President and Director, Westminster Investing
                        Corporation

William F. Anhut, Jr.   Vice President, Treasurer and Director; Vice President
                        and Treasurer, Westminster Investing Corporation

B. F. SAUL REAL ESTATE INVESTMENT TRUST
---------------------------------------

                        Position with Company and Present
Name(5)                 Principal Occupation if Different
-----                   ---------------------------------

B. Francis Saul II      Trustee and Chairman; Chairman of the Board and Chief
                        Executive Officer, Saul Centers, Inc.; Chairman of the
                        Board, B. F. Saul Company, Chevy Chase Bank, F.S.B.

Gilbert M.              Trustee; President and Chairman of the Board of
Grosvenor(6)            Trustees, National Geographic Society

George M. Rogers,       Trustee; Partner, Shaw, Pittman, Potts & Trowbridge
Jr.(7)

-----------
(4) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(5) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(6) Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

(7) Mr. Rogers' business address is Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037

                                                           Page 11 of 21 Pages

Garland J. Bloom        Trustee; Real Estate Consultant

John R. Whitmore(8)     Trustee; Director, President and Chief Executive
                        Officer, The Bessemer Group, Incorporated and its
                        Bessemer Trust Company subsidiaries

Philip D. Caraci        Senior Vice President and Secretary; President and
                        Director, Saul Centers, Inc.; Executive Vice President,
                        B. F. Saul Company; President and Director, Franklin
                        Property Company

Stephen R. Halpin, Jr.  Vice President and Chief Financial Officer; Executive
                        Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.

Ross E. Heasley         Vice President; Senior Vice President, B. F. Saul
                        Company; Vice President and Assistant Secretary, Saul
                        Centers, Inc.; Vice President and Director, Franklin
                        Property Company

Henry Ravenel, Jr.      Vice President; Vice President, B. F. Saul Company and
                        Saul Centers, Inc.

William K. Albright     Vice President and Treasurer; Vice President and
                        Treasurer, B. F. Saul Company and Franklin Property
                        Company; Vice President and Assistant Treasurer, Saul
                        Centers, Inc.

     None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees or executive officers of the Saul Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

-----------
(8) Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

                                                           Page 12 of 21 Pages
     None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

    Except as noted in the next sentence, to the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment. In January 1992, B. Francis Saul III, who is a director and officer of Westminster Investing Corporation and Van Ness Square Corporation, without admitting or denying any of the allegations in the underlying complaint, consented to the entry of a final judgment permanently restraining and enjoining him from, directly or indirectly, engaging in transactions, acts, practices, or courses of business which constitute or would constitute violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

    To the best of the knowledge and belief of the Saul Trust, none of the trustees and executive officers of the Saul Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

      All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is amended in its entirety to read as follows:

    Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. As of the date of this Amendment, Saul Centers has issued Common Stock pursuant to the DRIP on January 31, 1996, April 30, 1996 and July 31, 1996. The Saul Trust, Franklin Property Company and Van Ness Square Corporation all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

                                                           Page 13 of 21 Pages

SAUL TRUST
----------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------
January 31, 1996                $497,205.114        $14.186          35,049.000
April 30, 1996                  $510,866.328        $13.944          36,637.000
July 31, 1996                   $525,156.060        $12.610          41,646.000
                              --------------                       ------------
                              --------------                       ------------
     Total:                   $1,533,227.502                        113,332.000


FRANKLIN PROPERTY COMPANY
-------------------------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                 $40,957.805        $14.186           2,887.199
April 30, 1996                   $42,083.815        $13.944           3,018.059
July 31, 1996                    $43,260.850        $12.610           3,430.678
                              --------------                       ------------
                              --------------                       ------------
     Total:                     $126,302.470                          9,335.936


VAN NESS SQUARE CORPORATION
---------------------------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------
January 31, 1996                     $19.506        $14.186               1.375
April 30, 1996                       $20.038        $13.944               1.437
July 31, 1996                        $20.605        $12.610               1.634
                              --------------                       ------------
                              --------------                       ------------
     Total:                          $60.149                              4.446

     In addition, from September 18 to October 1, 1996, the Saul Trust purchased a total of 59,400 shares of Common Stock on the open market. The total purchase price was $810,342.50 and the source of funds used in making the purchases was working capital.

    The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis

                                                           Page 14 of 21 Pages

Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D.

    The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------


January 31, 1996                $234,014.185        $14.186          16,496.136
April 30, 1996                  $240,433.101        $13.944          17,242.764
July 31, 1996                   $247,157.778        $12.610          19,600.141
                              --------------                       ------------
                              --------------                       ------------
     Total:                     $721,605.064                         53,339.041


     In addition, various trusts established for the benefit of the children of B. Francis Saul II (the "Trusts"), a fund created under the Uniform Gift to Minors Act of which B. Francis Saul II is custodian and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, as custodian, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

ELIZABETH WILLOUGHBY SAUL TRUST
B. FRANCIS SAUL II, TRUSTEE
-------------------------------


                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                    $975.004        $14.186               68.73
April 30, 1996                    $1,001.807        $13.944              71.845
July 31, 1996                     $1,029.821        $12.610              81.667
                              --------------                       ------------
                              --------------                       ------------
     Total:                       $3,006.632                            222.242



                                                           Page 15 of 21 Pages

SHARON ELIZABETH SAUL TRUST
B. FRANCIS SAUL II, TRUSTEE
---------------------------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                    $585.002        $14.186              41.238
April 30, 1996                      $601.084        $13.944              43.107
July 31, 1996                       $617.890        $12.610                  49
                              --------------                       ------------
                              --------------                       ------------
     Total:                       $1,803.976                            133.345


B. FRANCIS SAUL II, CUSTODIAN FOR
PATRICIA ENGLISH SAUL, UGMA
---------------------------------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                    $975.004        $14.186               68.73
April 30, 1996                    $1,001.807        $13.944              71.845
July 31, 1996                     $1,029.821        $12.610              81.667
                              --------------                       ------------
                              --------------                       ------------
     Total:                       $3,006.632                            222.242


TRUST FBO ELIZABETH W. SAUL
U/A DATED 12/30/76, GEORGE M. ROGERS, JR.,
SUCCESSOR TRUSTEE
------------------------------------------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                    $975.004        $14.186               68.73
April 30, 1996                    $1,001.807        $13.944              71.845
July 31, 1996                     $1,029.821        $12.610              81.667
                              --------------                       ------------
                              --------------                       ------------
     Total:                       $3,006.632                            222.242



                                                           Page 16 of 21 Pages
TRUST FBO ANDREW M. SAUL II
U/A DATED 12/30/70, GEORGE M. ROGERS, JR.,
SUCCESSOR TRUSTEE
------------------------------------------


                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                    $975.004        $14.186               68.73
April 30, 1996                    $1,001.807        $13.944              71.845
July 31, 1996                     $1,029.821        $12.610              81.667
                              --------------                       ------------
                              --------------                       ------------
     Total:                       $3,006.632                            222.242


TRUST FBO PATRICIA ENGLISH SAUL
U/A DATED 12/15/71, GEORGE M. ROGERS, JR.,
SUCCESSOR TRUSTEE
------------------------------------------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                    $975.004        $14.186               68.73
April 30, 1996                    $1,001.807        $13.944              71.845
July 31, 1996                     $1,029.821        $12.610              81.667
                              --------------                       ------------
                              --------------                       ------------
     Total:                       $3,006.632                            222.242


PATRICIA E. SAUL (MRS.)
----------------------

                                                                   Number of shares
Date of DRIP Reinvestment    Amount reinvested  Price per share       purchased
-------------------------    -----------------  ---------------    ----------------

January 31, 1996                 $11,212.501        $14.186             790.392
April 30, 1996                   $11,520.756        $13.944             826.216
July 31, 1996                    $11,842.984         $12.61             939.174
                              --------------                       ------------
                              --------------                       ------------
     Total:                      $34,576.241                          2,555.782


     Westminster Investing Corporation, which holds 374,030 shares of Saul Centers Common Stock, and Security Trust Co., N.A., Trustee FBO Francis Saul III and Andrew M. Saul II u/a with B. Francis Saul II dated 12/30/76, which holds 15,000 shares of Saul Centers Common Stock, did not participate in the DRIP.

                                                           Page 17 of 21 Pages
ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the acquisition of shares of Common Stock by the Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian, and Patricia E. Saul is investment. The Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Saul Centers, Inc. Articles of Incorporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                                           Number of Shares
        Reporting Person                  Beneficially Owned       Percentage Of Class
        ----------------                  ------------------       -------------------

B. Francis Saul II                             2,650,957*                 22.0%*
Franklin Property Company                        114,355                   1.0
Westminster Investing Corp.                      374,030                   3.1
Van Ness Square Corporation                           54                   0.0
B.F. Saul Real Estate Investment Trust         1,447,632                  12.0


* Includes all of the shares of Common Stock acquired by the Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian and Mrs. Patricia E. Saul. B. Francis Saul II owns no shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.


    b. The Corporations and the Saul Trust have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Corporations, the Saul Trust and the Plan with the other directors of the Corporations, the other trustees of the Saul Trust and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors of the Corporations and the other trustees of the Saul Trust is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

                                                           Page 18 of 21 Pages


Name                                  Principal Occupation
-----                                 --------------------
Philip D. Caraci        Director and President, Saul Centers, Inc.; Executive
                        Vice President, B. F. Saul Company; Senior Vice
                        President, B. F. Saul Real Estate Investment Trust

Alexander R. M. Boyle   Vice Chairman, Chevy Chase Bank, F.S.B.

Patricia E. Clark       Assistant Vice President and Secretary, B. F. Saul
                        Company

Stephen R. Halpin, Jr.  Executive Vice President and Chief Financial Officer,
                        Chevy Chase Bank, F.S.B.; Vice President and Chief Financial Officer, B. F. Saul Real Estate Investment Trust


    The business address of each of the foregoing individuals is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.


    B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust and the Elizabeth Willoughby Saul Trust, and as custodian for Patricia English Saul under the Uniform Gift to Minors Act, has the sole power to vote and the sole power to direct the disposition of 7,077 shares of Common Stock. As noted in Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

              Owner                                   Number of Shares
              -----                                   ----------------
Security Trust Co., NA, Trustee FBO
Francis Saul III & Andrew M. Saul II u/a w/B.
Francis Saul II dated 12/30/76                             15,000

Trust FBO Elizabeth W. Saul
u/a dated 12/30/70,
George M. Rogers, Jr.,
Successor Trustee                                           2,722

Trust FBO Andrew M. Saul II
u/a dated 12/30/70,
George M. Rogers, Jr.,
Successor Trustee                                           2,722

Trust FBO Patricia English Saul
u/a dated 12/15/71,
George M. Rogers, Jr.,
Successor Trustee                                           2,722

Patricia E. Saul (Mrs.)                                    31,305


    The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

    Security Trust Company, N.A. is a national banking association with its principal business address and the address of its principal office at 1500 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

                                                           Page 19 of 21 Pages


    George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a partner in the law firm of Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

    Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

    To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Security Trust Company, nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

    c. The only transactions known to the persons filing this statement during the past 60 days from the date of this Amendment are the following:

    The Saul Trust acquired shares of Common Stock on the open market on the dates, in the amounts and for the total cost indicated in the following table:

          Date of Purchase           Number of Shares            Total Cost
          ----------------           ----------------            ----------

               9/18/96                    6,100                    $82,964.00
               9/19/96                    6,100                     82,964.00
               9/20/96                    6,100                     83,726.50
               9/23/96                    6,900                     92,981.50
               9/24/96                    6,900                     93,844.00
               9/25/96                    6,900                     94,706.50
               9/26/96                    6,900                     94,706.50
               9/27/96                    4,900                     67,256.50
               9/30/96                    6,100                     82,964.00
               10/1/96                    1,800                     24,709.00
               10/1/96                      700                      9,520.00
                                         ------                    ----------
                                         ------                    ----------
                    Total:               59,400                   $810,342.50

    d. Beneficiaries of the Plan, beneficiaries of the Trusts, Patricia English Saul and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, Mr. Saul (as custodian for Patricia English Saul), and Mrs. Saul, respectively. The interest of no such beneficiary, Patricia English Saul, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

                                                           Page 20 of 21 Pages
    e.  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None.

                                                           Page 21 of 21 Pages


                               SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 30, 1996                                /s/ B. Francis Saul II
                                         ------------------------------------
                                         B. Francis Saul II

                                         FRANKLIN PROPERTY COMPANY

October 30, 1996                         By:   /s/ Ross E. Heasley
                                         ------------------------------------
                                         Ross E. Heasley, Vice President


                                         WESTMINSTER INVESTING CORPORATION

October 30, 1996                         By:  /s/ B. Francis Saul II
                                         ------------------------------------
                                         B. Francis Saul II,
                                         Chairman and President

                                         VAN NESS SQUARE CORPORATION

October 30, 1996                         By:  /s/ B. Francis Saul II
                                         ------------------------------------
                                         B. Francis Saul II,
                                         Chairman

                                         B.F. SAUL REAL ESTATE INVESTMENT TRUST

October 30, 1996                         By:   /s/ B. Francis Saul II
                                         ------------------------------------
                                         B. Francis Saul II,
                                         Chairman